February 7, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re:	Trans-Lux Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed December 20, 2012

File No. 333-182870

Ladies and Gentlemen:

On behalf of Trans-Lux Corporation (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of January 18, 2013, numbered in response to your numbered comments.

General

1.	When you file your amended registration statement, please ensure that you include a marked or redlined version of the amendment with your EDGAR submission as well. Since there was no marked or redlined version comparing Amendment No. 1 to the original filing, we would ask that you provide a cumulatively marked copy comparing Amendment No. 2 to the original filings. See Rule 472 of Regulation C.

Response to No. 1:

A cumulative marked copy has been provided in accordance with the Staff’s comment.

Critical Accounting Policies and Estimates, page 12

2.	We have read your response and revision to comment 24 in our letter dated August 20, 2012. You state on page 13 that projected renewal rates and CPI rate changes are critical to your fair value estimates. Please revise herein to further: i) address the micro- and macroeconomic factors that cause renewal rates and CPI rates to increase or decrease; ii) address how such increases or decreases affect your non-discounted cash flow model, and (iii) comment on whether historical renewal rates and CPI rate changes have been consistent with projections, including your experience as of the latest impairment test undertaken, and disclose the date thereof.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

Response to No. 2:

The registration statement has been revised (see page 13) to reflect further details related to the renewal rates and CPI rates used in the fair value analysis of the rental equipment asset in accordance with the Staff’s comment.

3.	Please disclose the reasons outdoor rental equipment have an estimated useful life longer than that of indoor rental equipment.

Response to No. 3:

The registration statement has been revised (see page 13) to disclose the reasons for the differences in the estimated useful life of installed outdoor equipment compared to indoor equipment.

Liquidity and Capital Resources, page 16

4.	Please reorganize this section to make the most important information regarding your liquidity more prominent and accessible to the reader. For example, much of the disclosure on page 18, including key disclosure on the sufficiency of cash on hand to finance your operations and the PBGC lien, appears under the heading “June 2011 Note Offering” and could be overlooked. Also, the heading “Liquidity and Capital Resources” on page 20 duplicates the heading on page 16, and there are two tables of obligations as of different dates.

Response to No. 4:

The registration statement has been revised (see pages 17 through 20) to eliminate duplicative categories and outdated information and to better segregate the liquidity category to make it more accessible to the reader.

5.	Please clarify whether you intent to pay the $740,000 in contributions to the pension plan required in 2012. Clarify how you have decided which amounts to pay and what amounts to request waiver for.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

Response to No. 5:

The registration statement has been revised (see page 20) to disclose whether the Company intends to pay the $740,000 in contributions and how the Company decided which amounts to pay and what amounts to request waiver for in accordance with the Staff’s comment.

6.	We have read your response and revision related to comment 11 in our letter dated August 20, 2012. You state on page 16, “At this rate, the cash on hand at September 30, 2012, of $853,000 would be sufficient to continue its manufacturing operations for more than the next 12 months.” However, given the non-payment of required interest and principal amounts, as well as required payments relating to your pension plans, please revise. Under an appropriate heading, please provide a clear, prominent discussion and analysis of your existing sources of liquidity and your expected uses of liquidity over the next twelve months to meet expected and required commitments and to fund operations. Also, please revise the table of fixed cash obligations to include required payments to your retirement plan, including unpaid amounts for which you have requested waivers, as well as estimated warranty payments and other obligations. Explain why the amount of long-term debt, including interest is substantially less than the long-term debt presented on the balance sheet.

Response to No. 6:

The registration statement has been revised (see page 17) to include a current liquidity section that explains our existing liquidity status and our needs for the next 12 months. The cash obligations table has also been revised to reflect the required pension plan payments and estimated warranty payments in accordance with the Staff’s comment.

With respect to the long-term debt, the September 30, 2012 fixed cash obligation table , as included in the S-1/A filed on December 20, 2012 shows total long-term debt, including interest of $4,796,000 for the remainder of 2012 through 2016, which is $118,000 more than the $4,678,000 reported as long-term debt (including current portion) on the September 30, 2012 balance heet, which difference represents accrued interest. However, in reviewing the calculations, the Company noticed that the fixed cash obligation tables had inadvertently excluded the interest on the Notes and Debentures. The registration statement has been revised (see page 17) to reflect the corrected amounts of long-term debt, including interest in the fixed cash obligation table.

Revolving Credit Facility, page 17

7.	You state the Credit Agreement matures January 1, 2013 and that you are in discussions with the senior lender and other lenders to extend or refinance the revolving credit facility. Given January 1, 2013 has now passed, please tell us and revise your filing throughout to disclose any developments from these discussions and the status of your Credit Agreement.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

Response to No. 7:

The registration statement has been revised throughout to disclose the status of the Credit Agreement in accordance with the Staff’s comment.

8.	We note your statement on page 20 that under the terms of the indenture agreements that govern the Debentures and the Notes, the non-payments associated therewith constitute events of default and, accordingly, the trustees or the holders of 25% of the outstanding Debentures and Notes have the right to declare the outstanding principal and interest due and payable immediately. Given the Debentures and Notes were due in 2012, and that the Credit Agreement has already matured as of January 1, 2013, please update us and revise the filing to disclose whether the Company anticipates receiving such notice and, if so, when.

Response to No. 8:

The registration statement has been revised (see page 17) to reflect that the Company does not anticipate receiving any such notice.

Management, page 25

9.	Please update all disclosures that are made with respect to or as of the end of the 2011 fiscal year for 2012. For example, disclosures under “Compensation Committee”, “Audit Committee” and “Nominating Committee”, as well as other disclosures throughout this section refer to 2011. Please carefully review your disclosures and update as necessary.

Response to No. 9:

The Management section has been revised to reflect 2012 disclosures in accordance with the Staff’s comment.

Executive Compensation, page 29

10.	Please update all compensation disclosures for management and your directors to include compensation for the year ended December 31, 2012.

Response to No. 10:

The executive compensation section has been revised in accordance with the Staff’s comment..

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

Certain Relationships and Related Transactions, page 32

11.	Please update this disclosure to reflect the completion of the 2012 fiscal year.

Response to No.11:

The registration statement has been revised (see page 33) to reflect 2012 disclosures.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com